Mail Stop 3561

August 1, 2007

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re:** **Best Buy Co., Inc.**
> **Form 10-K for the Fiscal Year Ended March 3, 2007**
> **Filed May 2, 2007**
> **File No. 1-09595**

Dear Mr. Anderson:

      We have reviewed your response letter filed on July 12, 2007 to our comment letter dated June 27, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1. We have reviewed your response to prior comment 1 in our letter dated June 27, 2007. We believe the impact of breakage on your statements of earnings can be adequately explained in detail within MD&A and the notes to your consolidated financial statements without presentation of a non-GAAP per-share measure. However, if you continue to believe disclosure of the breakage and the gain on investment per-share measures in your filing are necessary, please disclose in future filings how the measures are used by management and in what way they provide meaningful information to investors. Please also ensure you provide a tabular reconciliation of the measures to the GAAP EPS figures where disclosed, including the notes to your financial statements.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief